FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of <u>November</u>, 2006

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

> **Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

> **Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]   No   [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.

"Charles A. Butt"

Date: November 14, 2006   Charles A. Butt
                                            President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached contains forward looking information.



Q3-2006

Third Quarter Report
September 30, 2006

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

FORBES MEDI-TECH INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of Canadian dollars)

	September 30 2006 *(unaudited)*	December 31 2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ 21,007	$ 9,298
Accounts receivable	838	586
Inventories	6,471	1,264
Prepaid expenses and deposits	891	2,752
Current assets-discontinued operations	–	4,374
	29,207	18,274
Long-term Assets		
Fixed assets	490	521
Intangible and other assets	644	3,410
Property, plant and equipment - discontinued operations	–	11,835
Intangible and other assets - discontinued operations	–	1,935
	$ 30,341	$ 35,975
LIABILITIES and SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable, overdraft and accrued liabilities	$ 2,584	$ 1,910
Deferred revenues	86	–
Current income tax liability	2,391	1,187
Current liabilities - discontinued operations	–	2,347
	5,061	5,444
Long-term liabilities		
Tenure allowance	894	927
Future income tax liability	–	851
Long-term liabilities - discontinued operations	–	330
	5,955	7,552
Liability component of preferred shares	–	2,341
Shareholders' equity		
Share capital *(Note (4(c))*	100,239	94,790
Contributed surplus *(Note 4(b))*	9,020	7,554
Equity component of preferred shares	–	2,481
Deficit	(84,873)	(78,743)
	24,386	26,082
	$ 30,341	$ 35,975

See accompanying notes
See subsequent event (Note 7)

Approved on Behalf of the Board:

"Nitin Kaushal"   *"Don Buxton"*
Director – Nitin Kaushal   Director – Don Buxton

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of Canadian dollars except per share amounts)
(unaudited)

	Three months ended		Nine months ended	
	Sept. 30 2006	Sept. 30 2005	Sept. 30 2006	Sept. 30 2005
REVENUES				
Sales	$ 1,448	$ 1,230	$ 3,499	$ 3,226
Licensing	29	40	86	116
Phytosterol revenues	1,477	1,270	3,585	3,342
Interest and other	325	119	853	331
	1,802	1,389	4,438	3,673
EXPENSES				
Research and development	1,997	2,587	7,122	8,387
General and administrative	1,243	1,726	5,278	4,105
Cost of sales	1,305	815	3,099	2,105
Marketing, sales and product development	686	652	1,812	1,348
Depreciation and amortization	36	36	108	121
	5,267	5,816	17,419	16,066
Loss from continuing operations for the period before taxes	(3,465)	(4,427)	(12,981)	(12,393)
Provision for income taxes	(4)	–	(81)	–
Net loss from continuing operations for the period	(3,469)	(4,427)	(13,062)	(12,393)
Discontinued Operations *(Note 5)*				
Income from discontinued operations, net of current tax expense	–	1,526	305	3,860
Gain from disposal of discontinued operations, net of current income tax provision of $ 7,574 and future income tax reduction of $ (845)	–	–	6,627	–
Net loss for the period	$ (3,469)	$ (2,901)	$ (6,130)	$ (8,533)
Deficit, beginning of period	(81,404)	(71,569)	(78,743)	(65,937)
Deficit, end of period	$ (84,873)	$ (74,470)	$ (84,873)	$ (74,470)
Weighted average number of common shares outstanding ('000's)	37,931	34,101	37,082	34,036
Basic and diluted loss per share from continuing operations	$ (0.09)	$ (0.13)	$ (0.35)	$ (0.36)
Basic and diluted income per share from discontinued operations	–	$ 0.04	$ 0.01	$ 0.11
Basic and diluted gain per share from disposal of discontinued operations	–	–	$ 0.18	–
Basic and diluted loss per share	$ (0.09)	$ (0.09)	$ (0.16)	$ (0.25)

See accompanying notes

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended	
	Sept. 30 2006	Sept. 30 2005	Sept. 30 2006	Sept. 30 2005
OPERATIONS				
Net loss for the period	$ **(3,469)**	$ (2,901)	$ **(6,130)**	$ (8,533)
Adjustments for:				
Income from discontinued operations, net of taxes	**–**	(1,526)	**(305)**	(3,860)
Gain on sale of discontinued operations, net of taxes	**–**	–	**(6,627)**	–
Depreciation and amortization	**36**	36	**108**	121
Amortization of deferred license revenues	**(29)**	(38)	**(86)**	(113)
Amortization of capitalized financing fees	**–**	–	**26**	–
Accretion of interest	**–**	–	**117**	–
Loss/ (gain) on disposal of fixed assets	**–**	1	**–**	(2)
Stock-based compensation (*Note 4 (g)*)	**296**	328	**1,658**	1,444
Foreign exchange translation	**–**	33	**–**	19
	(3,166)	(4,067)	**(11,239)**	(10,924)
Net change in non-cash operating items from continuing operations *(Note 6)*	**(2,231)**	1,599	**(8,179)**	1,224
Net cash used in continuing operations	**(5,397)**	(2,468)	**(19,418)**	(9,700)
Net cash provided by discontinued operations	**–**	(424)	**1,922**	3,651
	(5,397)	(2,892)	**(17,496)**	(6,049)
INVESTMENTS				
Acquisition of fixed assets	**(15)**	(132)	**(76)**	(226)
Proceeds on disposal of Phyto-Source manufacturing joint venture *(Note 5)*	**–**	–	**28,935**	–
Acquisition of licence	**–**	–	**–**	(11)
Proceeds on disposal of fixed assets	**–**	–	**–**	3
Short-term investments	**–**	–	**–**	6,018
	(15)	(132)	**28,859**	5,784
FINANCING				
Issuance of common shares	**468**	36	**676**	301
Repayment of notes payable	**–**	**–**	**–**	(66)
Decrease in long-term liabilities from discontinued operations	**–**	(49)	**(330)**	(406)
	468	(13)	**346**	(171)
Increase (decrease) in cash and cash equivalents	**(4,944)**	(3,037)	**11,709**	(436)
Cash and cash equivalents, beginning of period	**25,951**	11,130	**9,298**	8,529
Cash and cash equivalents, end of period	**$ 21,007**	$ 8,093	**$ 21,007**	$ 8,093

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended	
	Sept. 30 2006	Sept. 30 2005	Sept. 30 2006	Sept. 30 2005
Supplementary cash flow information:				
Interest paid - discontinued operations	$ –	$ 20	$ 18	$ 75
Income taxes paid	2,164	470	6,367	708
Non-cash financing activities:				
Conversion of preferred shares to common shares	–	–	4,581	–
Transfer from contributed surplus for options exercised for continuing operations	42	32	192	266

See accompanying notes

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2006
(Expressed in thousands of Canadian dollars except per share amounts)
(unaudited)

1) **Basis of Presentation and Significant Accounting Policies:**

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company's audited financial statements and notes presented for the year ended December 31, 2005 filed on SEDAR at www.sedar.com. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

Basis of consolidation

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, and its 51% venture interest in Forbes-Fayrefield Ltd. ("Forbes-Fayrefield"). The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method. Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

Significant Accounting Policies:

These consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2005.

2) **Segmented disclosures:**

The Company has operated in a single business segment developing, selling and licensing nutraceutical products derived from phytosterols. Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

During the nine-month periods ended September 30, 2006, substantially all of the Company's revenue was generated from four customers (September 30, 2005- three customers).

3) **Joint venture:**

In June 2006 the Company entered into an Agreement with Fayrefield Foods Ltd. ("Fayrefield") to establish a 51-49 venture, Forbes-Fayrefield Ltd. ("Forbes-Fayrefield"), to broaden the distribution of finished products containing the Company's proprietary ingredients. These Reducol™ containing products are sold directly to retail customers in the European Union, excluding certain retailers in the United Kingdom and Ireland.

Under this Agreement, the Company contributed GB£10.2 (Cdn$21) as the initial investment in Forbes-Fayrefield, with Fayrefield contributing GB£9.8 (Cdn$20) for their interest. Forbes-Fayrefield has arranged a EURO 300,000 line of credit to support the operations. Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by Forbes Medi-Tech Inc., or by Fayrefield.

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2006
(Expressed in thousands of Canadian dollars except per share amounts)
(unaudited)

3)   Joint venture (continued):

Condensed balance sheets and statement of operations reflecting the Company's proportionate interests in the venture operations:

	September 30 2006
Assets	
Current assets	$ 309
Office equipment	1
	$ 310
Liabilities	
Accounts payable, overdraft and accrued liabilities	$ 258
	$ 52

	Three months ended		Nine months ended	
	Sept. 30 2006	Sept. 30 2005	Sept. 30 2006	Sept. 30 2005
Revenue	$ 418	$ −	$ 467	$ −
Expenses	389	−	436	−
Net earnings	$ 29	$ −	$ 31	$ −

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2006
(Expressed in thousands of Canadian dollars except per share amounts)
(unaudited)

4) **Share Capital:**

(a) Authorized, issued and allotted:

Authorized share capital of the Company consists of an unlimited number of common shares with no par value and 50,000,000 preferred shares with no par value, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares and 6,000 preferred shares have been designated the Series B Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 were issued and converted into common shares in 2004, leaving 4,625,000 available to be issued. Of the 6,000 Series B Convertible Preferred Shares, all 6,000 have been issued and converted into common shares as at September 30, 2006.

(b) Contributed surplus comprises:

	September 30 2006	December 31 2005
Surplus relating to stock compensation, warrants and options associated with common shares *(Note 4 (c))*	$ 7,147	$ 5,681
Surplus relating to warrants associated with the Series B Convertible Preferred Shares *(Note 4 (d))*	1,873	1,873
Total contributed surplus	$ 9,020	$ 7,554

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2006
(Expressed in thousands of Canadian dollars except per share amounts)
(unaudited)

4)   **Share Capital (continued):**

(c) Common shares issued and allotted:

	Share Capital		Contributed Surplus
	Number of Common Shares	**Amount**	**Amount**
Balance, December 31, 2005	**34,122,595**	**$ 94,790**	**$ 5,681**
Cash proceeds from exercise of stock options	10,000	18	–
Conversion of Series B Convertible Preferred Shares *(Note 4 (d))*	3,393,939	4,609	–
Exercise of warrants on a cashless basis	8,816	–	–
Amortization of capitalized financing fees on conversion of Series B Convertible Preferred Shares		(333)	
Employee stock-based compensation expense	–	–	343
Non-employee stock-based compensation expense	–	–	(16)
Transfer from contributed surplus for options exercised:			
Non-employee stock-options	–	30	(30)
Balance, March 31, 2006	**37,535,350**	**$ 99,114**	**$ 5,978**
Cash proceeds from exercise of stock options	77,500	190	–
Conversion of Series B Convertible Preferred Shares *(Note 4 (d))*	242,424	329	–
Amortization of capitalized financing fees on conversion of Series B Convertible Preferred Shares		(24)	
Employee stock-based compensation expense	–	–	794
Non-employee stock-based compensation expense	–	–	241
Transfer from contributed surplus for options exercised:			
Employee stock-options	–	120	(120)
Balance, June 30, 2006	**37,855,274**	**$ 99,729**	**$ 6,893**
Cash proceeds from exercise of stock options	48,500	56	–
Cash proceeds from exercise of warrants	200,669	412	–
Exercise of warrants on a cashless basis	25,485	–	–
Employee stock-based compensation expense	–	–	272
Non-employee stock-based compensation expense	–	–	24
Transfer from contributed surplus for options exercised:			
Employee stock-options	–	42	(42)
Balance, September 30, 2006	**38,129,928**	**$100,239**	**$7,147**

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2006
(Expressed in thousands of Canadian dollars except per share amounts)
(unaudited)

4)   **Share Capital (continued):**

(d)   Series B Convertible Preferred Shares issued and allotted:

	Number of Preferred Shares	Liability Component	Equity Component	Contributed Surplus
Balance, December 31, 2005	**6,000**	**$ 2,341**	**$ 2,481**	**$ 1,873**
Conversion to common shares	(5,600)	(2,294)	(2,316)	−
Accretion of interest	−	117	−	−
Balance, March 31, 2006	**400**	**$ 164**	**$ 165**	**$ 1,873**
Conversion to common shares	(400)	(164)	(165)	−
Accretion of interest	−	−	−	−
Balance, June 30, 2006 and September 30, 2006	**−**	**−**	**−**	**$ 1,873**

In November 2005, the Company completed a Private Placement raising US$6,000 (Cdn$7,022, before financing costs of Cdn$801) resulting from the issuance of 6,000 Series B Convertible Preferred Shares with 1,818,182 warrants attached. The terms of the Series B Convertible Preferred Shares were that the shares could be converted at any time, at the option of the holder, without further consideration, into a total of 3,636,363 common shares, at a rate of US$1.65 per common share, subject to adjustment (approximately Cdn$1.93 per common share, based on then current exchange rates). The Series B Convertible Preferred Shares matured on October 27, 2008, at which time the Company had the option to redeem the shares at their issue price or convert the Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price.

In the three months ended June 30, 2006, the remaining 400 (March 31, 2006-5,600) of the 6,000 Series B Convertible Preferred Shares were converted into 242,424 (March 31, 2006 - 3,393,939) common shares. The carrying value of the liability portion was decreased by $164 (March 31, 2006 - $2,294) to reflect the conversion of the shares. The interest accretion of the liability portion for the three and nine months ended September 30, 2006 was $nil and $117, respectively, and was charged to the statement of operations as interest expense. Also, the amortization of the capitalized financing fees for the three and nine months ended September 30, 2006 in the amount of $nil and $26, respectively, and was charged to the statement of operations as financing fees. In addition, for the three and nine months ended September 30, 2006, amounts of $nil and $357, respectively, of the capitalized financing fees were recognized as reductions in share capital resulting from the conversion of the 6,000 Series B Convertible Preferred Shares into common shares.

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2006
(Expressed in thousands of Canadian dollars except per share amounts)
(unaudited)

4)   **Share Capital (continued):**

(e) Share purchase warrants:

As part of the September 2003 Private Placement, 1,200,864 warrants were issued. Each warrant entitled the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing, and could exercise on a cashless basis at the option of the holder. In the quarter ended September 30, 2006, 384,412 warrants were exercised on a cashless basis resulting in the issuance of 23,632 common shares, and 200,669 were exercised for cash proceeds of $412 resulting in the issuance of 200,669 common shares. As at September 30, 2006, 952,595 warrants have been exercised on a cashless basis resulting in the issuance of 445,806 common shares and 248,269 warrants were exercised for cash proceeds of $531 resulting in the issuance of 248,269 common shares. A total of 254,458 broker's warrants were also issued in connection with the placement. The broker's warrants had the same terms as the warrants issued to investors. In the quarter ended September 30, 2006, 22,384 warrants were exercised on a cashless basis resulting in the issuance of 1,853 common shares. As at September 30, 2006, 253,458 brokers' warrants have been exercised on a cashless basis resulting in the issuance of 157,474 common shares; and 1,000 brokers' warrants have been exercised for cash proceeds of $3 resulting in the issuance of 1,000 common shares. As at September 30, 2006, all warrants and brokers' warrants had been exercised.

As part of the January 6, 2004 Private Placement, 1,612,500 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing. The warrants may be exercised on a cashless basis at the option of the holder. In connection with this private placement, the Company also issued to affiliates of a US registered broker, warrants exercisable to acquire 146,250 common shares as an advisory fee. As at September 30, 2006, 69,469 broker's warrants have been exercised on a cashless basis resulting in the issuance of 36,518 common shares. A balance of 1,612,500 warrants and 76,781 brokers' warrants remain outstanding as at September 30, 2006 and expire on January 6, 2007. No warrants were exercised in the three and nine-month periods ended September 30, 2006.

As part of the November 2005 Private Placement, 1,818,182 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.06, subject to adjustment, for five years from the date of closing. The warrants may be exercised on a cashless basis at the option of the holder. The Company also issued 254,545 brokers' warrants, which have the same terms as the warrants issued to the investors. A balance of 1,818,182 warrants and 254,545 brokers' warrants remain outstanding as at September 30, 2006 and expire on October 26, 2010. No warrants were exercised in the three and nine-month periods ended September 30, 2006.

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2006
(Expressed in thousands of Canadian dollars except per share amounts)
(unaudited)

4)   **Share Capital (continued):**

(f)   Stock options and stock option plan:

	Number of Optioned Shares (in '000's)	Weighted Average Exercise Price
Balance, December 31, 2005	4,893	$ 2.42
Options granted	870	2.55
Options exercised	(136)	1.93
Options expired	(922)	2.77
Balance, September 30, 2006	4,705	$2.39

Stock options outstanding as at September 30, 2006:

	Options outstanding (in '000's)			Options exercisable (in '000's)		
Range of Exercise prices	Number outstanding at Sept. 30, 2006	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at Sept. 30, 2006		Weighted average exercise price
$0.55 - $0.95	209	0.84	$ 0.82	209	$	0.82
$1.20 - $2.20	1,788	3.11	1.95	1,124		1.85
$2.23 - $3.17	2,516	3.22	2.72	2,299		2.69
$3.45 - $3.69	172	2.28	3.69	172		3.69
$4.10 - $4.90	20	4.20	4.90	20		4.90
	4,705	2.98	$ 2.39	3,824	$	2.40

Under the 2000 Stock Option Plan, as amended, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 6,000,000 shares of common stock.

(g) Stock based compensation:

Stock-based compensation recorded for the three and nine-month periods ended September 30, 2006 is summarized below:

	Three months ended		Nine months ended	
	Sept. 30 2006	Sept. 30 2005	Sept. 30 2006	Sept. 30 2005
Employee stock-based compensation	$272	$ 305	$1,409	$ 1,441
Non-employee stock-based compensation	24	23	249	3
Total stock-based compensation	$296	$ 328	$1,658	$ 1,444

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2006
(Expressed in thousands of Canadian dollars except per share amounts)
(unaudited)

4)   **Share Capital (continued):**

(g) Stock based compensation (continued):

For the three and nine month periods ended September 30, 2006 and 2005, this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

	Three months ended		Nine months ended	
	Sept. 30 2006	**Sept. 30 2005**	**Sept. 30 2006**	**Sept. 30 2005**
Research and development	**$ 137**	$ 141	**$ 752**	$ 603
General and administrative	**109**	137	**618**	633
Marketing, sales and product development	**50**	50	**288**	208
	$ 296	$ 328	**$ 1,658**	$ 1,444

At September 30, 2006 there is a balance of $ 639 of unamortized stock based compensation expense, which will be recognized in future periods as the related options vest.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions

	Three months ended		Nine months ended	
	Sept. 30 2006	**Sept. 30 2005 (i)**	**Sept. 30 2006**	**Sept. 30 2005**
Risk-free interest rate	**3.9%**	n/a	**4.3%**	3.0%
Expected dividend yield	**0%**	n/a	**0%**	0%
Expected life	**2**	n/a	**2**	2
Expected volatility	**54%**	n/a	**58%**	104%
Weighted average grant date fair value per option	**$0.70**	n/a	**$0.94**	$1.50

(i)   There were no employee stock option grants during the three months ended September 30, 2005.

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2006
(Expressed in thousands of Canadian dollars except per share amounts)
(unaudited)

4)   **Share Capital (continued):**

(h) Stock based compensation (continued):

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Nine months ended	
	Sept. 30 2006	Sept. 30 2005 (ii)	Sept. 30 2006	Sept. 30 2005
Risk-free interest rate	4.0%	n/a	4.0%	3.6%
Expected dividend yield	0%	n/a	0%	0%
Expected life	4	n/a	4	4
Expected volatility	88%	n/a	88%	109%
Weighted average grant date fair value per option	$1.68	n/a	$1.68	$1.83

(ii)   There were no non-employee stock option grants during the three months ended September 30, 2005.

5)   **Discontinued operations:**

The Company's Board of Directors resolved in February 2006 to dispose of its interest in the 50-50 Phyto-Source manufacturing joint venture, comprised of its 50% membership interest in Phyto-Venture LLC, and its 49.5% limited partnership interest in Phyto-Source LP. The cash flow generated from the transaction will allow the Company to focus its marketing and sales efforts towards a value-added approach for the Company's ingredient business, and to continue with its pharmaceutical research projects. Accordingly, all revenues, expenses, assets and liabilities related to the Phyto-Source joint venture have been classified as discontinued operations for 2006 and 2005.

On March 14, 2006, the Company completed the sale of its interest in the Phyto-Source joint venture to Chusei Oil Co., Ltd. The sales price was US$ 25,000 in cash (Cdn$28,935, based on the then current exchange rates). On the sale, the Company recognized a net gain of $6,627 which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1,697, $134 in transaction fees, $7,574 in income tax expense, less $845 in a future tax liability reversal.

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2006
(Expressed in thousands of Canadian dollars except per share amounts)
(unaudited)

5)   **Discontinued operations (continued):**

The following tables reflect the Company's proportionate share of the Phyto-Source operations for the three and nine-month periods ended September 30, 2006 and 2005. The results for periods ended September 30, 2006 are from January 1, 2006 to March 14, 2006 (date of disposal).

Income from discontinued operations

	Three months ended		Nine months ended	
	Sept. 30 2006	Sept. 30 2005	Sept. 30 2006	Sept. 30 2005
Revenue	−	$ 4,627	**$ 2,490**	$ 13,793
Expenses				
Cost of goods sold	−	2,181	**1,564**	6,510
General and administrative	−	191	**193**	664
Depreciation and amortization	−	396	**287**	1,246
	−	2,768	**2,044**	8,420
Net income before taxes	−	1,859	**446**	5,373
Income tax expense	−	333	**141**	1,513
Income from discontinued operations	−	1,526	**305**	3,860
Gain on disposal of discontinued operations	−	−	**6,627**	−

6)   **Net change in non-cash operating items from continuing operations:**

	Three months ended		Nine months ended	
	Sept. 30 2006	Sept. 30 2005	Sept. 30 2006	Sept. 30 2005
Accounts receivable	$ **(133)**	$ 675	$ **331**	$ 50
Inventories	**(745)**	8	**(5,207)**	(249)
Prepaid expenses and deposits	**336**	(922)	**1,958**	(879)
Accounts payable, overdraft and accrued liabilities	**478**	1,830	**674**	2,209
Current income tax liability	**(2,166)**	−	**(5,987)**	−
Deferred revenues	**−**	−	**172**	−
Increase/(decrease) in tenure allowance	**(1)**	8	**(120)**	93
	$ **(2,231)**	$ 1,599	$ **(8,179)**	$ 1,224

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2006
(Expressed in thousands of Canadian dollars except per share amounts)
(unaudited)

7) **Subsequent events:**

Acquisition of TheraPei Pharmaceuticals Inc.

In October 2006, the Company announced that it had signed an agreement to acquire 100% of TheraPei Pharmaceuticals, Inc. (TheraPei) of San Diego, California. TheraPei was a privately held company formed with technology 'spun-out' of Sequenom, Inc., focused on developing novel pharmaceuticals directed at the underlying causes of type II diabetes and related metabolic diseases. TheraPei's founder, Dr. John Nestor, was appointed as our Chief Scientific Officer on closing.

Consideration for the acquisition will be made on a staged basis commensurate with development of the newly acquired technologies. The acquisition consideration consisted of an upfront payment of approximately US $400, the issuance of 94,672 common shares on closing plus future consideration consisting of milestone payments, licensing revenue and/or royalties. Potential milestone payments may reach up to US$50 million based upon the successful completion of key clinical development steps. Dr. Nestor is the majority shareholder of TheraPei and as such, will receive the majority of the acquisition consideration.

All consideration will paid as to a minimum of 80% in the Company's common shares, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash. If regulatory or shareholder approval is not forthcoming, the Company shall pay cash in lieu of the issuance of shares. The Company may also elect to pay cash in lieu of the issuance of shares in certain circumstances.



MANAGEMENT'S DISCUSSION AND ANALYSIS

Q3-2006

Third Quarter ended September 30, 2006

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2005 and related notes that are prepared in accordance with Canadian generally accepted accounting principles and in conjunction with the Company's unaudited consolidated interim financial statements for the third quarter ended September 30, 2006 and the notes thereto.

Basis of Presentation and Significant Accounting Policies

The unaudited consolidated interim financial statements for the nine months ended September 30, 2006 are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company's audited consolidated financial statements and notes for the year ended December 31, 2005 filed on SEDAR at www.sedar.com. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. The consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2005.

Our consolidated interim financial statements include the assets, liabilities and operating results of our wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech (USA) Inc. and our 51% interest in Forbes-Fayrefield Ltd. We account for our interest in FFL using the proportionate consolidation method. Material inter-company balances and transactions have been eliminated in these consolidated interim financial statements.

In this Management's Discussion and Analysis, a reference to the "Company", "Forbes", "we", "us", "our" and similar words refer to Forbes Medi-Tech Inc., its subsidiaries, or any one of them as the context requires.

OVERVIEW:

FORBES MEDI-TECH, INC. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment primarily of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that consumers, healthcare professionals and specialized research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease and related markets.

It is well recognized that an elevated level of total blood cholesterol is an independent risk factor for cardiovascular disease, including coronary heart disease, and that the reduction of high blood cholesterol, and the reduction of low density lipoprotein-cholesterol (LDL-C) or "bad" cholesterol in particular, can significantly reduce one of the major risks for these diseases. The two major approaches to lowering LDL-C are therapeutic lifestyle changes and drug therapy. We have developed products for both these approaches, thus targeting a full range of healthcare professionals dealing with cardiovascular disease. Specifically, we are developing our pharmaceutical candidate, FM-VP4, as a cholesterol-lowering drug therapy, either alone or in combination with a statin. In addition, we have developed Reducol™ and other value-added sterols as cholesterol-lowering food and dietary supplement ingredients or "nutraceuticals", which we believe are continuing to gain popularity as part of the lifestyle changes approach to lowering of LDL-C.

Pharmaceuticals – Our pharmaceutical development program has targeted the cholesterol-lowering prescription market through the development of FM-VP4, a novel cholesterol-lowering prescription pharmaceutical candidate which completed a Phase II clinical trial in Europe in 2004. FM-VP4 is a cholesterol absorption inhibitor, a relatively new class of cholesterol-lowering pharmaceutical that may have therapeutic applications alone or in conjunction with other cholesterol-lowering therapies.

Taking into account the results of the European trial, in November 2005 we commenced a U.S. Phase II clinical study of FM-VP-4 involving an expanded number of participants, a longer trial duration and a more focused dosage range. The primary

efficacy objective of this trial is to determine the effect of two doses of FM-VP4, 450mg and 900mg, given for 12 weeks, compared to placebo, on LDL-C. The multicenter U.S. Phase II trial with 150 male and female mild to moderate hypercholesterolemic subjects is randomized, double-blind and placebo-controlled. The goal of this trial is to demonstrate a minimum of 15% reduction from baseline in LDL-C at Week 12.

In addition to the effects on LDL-C, the effects of FM-VP4 on total cholesterol (TC), high density lipoprotein-cholesterol (HDL-C), HDL: LDL ratio, triglycerides (TG), and C-reactive protein (CRP) will be evaluated in this trial. The safety and tolerability of FM-VP4 will be assessed by physical examinations, laboratory measurements and the evaluation of any adverse events. We announced completion of the trial on October 2, 2006, with topline results anticipated to be released by year-end.

Research and preclinical work continues to progress on our FM-VPx Library of Compounds, a group of synthetic entities with therapeutic potential targeting several different segments of the health care market.

Life Style Changes Approach-Nutraceuticals – An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer has given rise to a category of food products known as nutraceuticals. This category includes functional foods, which are conventional food containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting chronic diseases. A second niche within the nutraceuticals category is dietary supplements, healthful products derived from natural food sources and delivered in a medicinal form.

To address these market opportunities, we have developed Reducol™ as a branded, clinically proven ingredient that helps lower LDL-C safely and naturally. It is a unique blend of naturally occurring compounds found in plants known as phytosterols and is a non-Genetically Modified Organism ("non-GMO"). A proven solution for cholesterol management, Reducol™ can be added to foods or dietary supplements. We are also developing other value-added sterol products.

In 2001, we originally co-founded Phyto-Source LP, a 50-50 manufacturing joint venture, with Chusei (U.S.A.) Inc. ("Chusei") to create a supply source for Reducol™. In doing so, at that time, we jointly established the world's largest non-GMO wood sterol manufacturing facility for an initial cash contribution of US$8.1 million. In addition to producing Reducol™ for our account, the Phyto-Source joint venture also produced Phyto-S-Sterols for sale to multiple customers.

Since we co-founded Phyto-Source LP, alternative supply sources for sterols have developed, and in March 2006, we sold our interest in Phyto-Source LP for US$25 million to Chusei Oil Co. Ltd., the parent company of Chusei.

Following the sale, Phyto-Source is continuing to manufacture Reducol™ solely for our account, and to manufacture and sell Phyto-S-Sterols to multiple customers, including to us as a base ingredient for our other value-added sterols. In connection with the sale transaction, we entered into a supply agreement with Phyto-Source to provide us with a supply of Reducol™ and other wood sterols for a period of 5 years. We have agreed to buy all of our sterol requirements exclusively from Phyto-Source for the first year.

In June 2006, we announced that we had signed an agreement with Fayrefield Foods Ltd. ("Fayrefield") of Crewe, UK, to establish a new UK company for the purpose of expanding distribution of finished products containing Reducol™ in Europe. The new company, Forbes-Fayrefield Ltd. ("FFL"), will distribute certain finished products containing Reducol™ directly to retail customers. We have an initial 51% interest in FFL for an initial investment of £10,200, and Fayrefield has the remaining 49% initial interest for an initial investment of £9,800. The Board of Directors of FFL consists, and under the agreement with Fayrefield will continue to consist, of an equal number of nominees of Forbes and of Fayrefield. We had previously signed a sales and licensing agreement with Fayrefield in November 2004 to supply Reducol™ for use in Reducol™-based products. Certain customers and finished products of Fayrefield's are excluded from the new venture.

As a nutraceutical ingredient, the use of Reducol™ in functional foods and dietary supplements is regulated in most countries.

We have received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods. Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yogurt type products, spicy sauces, and salad dressings. In Switzerland, Reducol™ has regulatory approval for yellow fat spreads. Sterols are still under regulatory review in Australia and New Zealand.

In the United States, we received clearance in May of 2000 under the Generally Recognized as Safe ("GRAS") regulations to sell Reducol™ in food products and dietary supplements under the U.S. Dietary Supplement Health Education Act ("DSHEA") regulations. In early 2003, the U.S. Food and Drug Administration ("FDA") issued a letter to us which allows us and our customers to apply the phytosterol heart-health claim approved by the FDA to our range of phytosterol products, including Reducol™.

2006 MILESTONES AND OUTLOOK

In January 2006, we announced the launch of Reducol™-containing products in the United Kingdom by Tesco, the UK's largest retailer. Since the announcement, Tesco has begun selling a yellow-fat spread (margarine), yogurt, yogurt drink and milk drink incorporating Reducol™ marketed under the Tesco private label brand.

In February 2006, we announced that we had extended our supply and licensing contract with Pharmavite LLC, until mid 2007, for the continued sale of Reducol™, for inclusion in one of Pharmavite's leading dietary supplements, Nature Made® CholestOff®.

In May 2006, we announced that the UK's second largest retailer, Wal-Mart /ASDA, had launched Heartfelt Plus Natural Cheese incorporating Reducol™. Heartfelt Plus, a product of Fayrefield, is the first cheese in the UK to combine both low-fat and cholesterol-lowering benefits.

In June 2006, we announced that we had signed an agreement with Fayrefield to establish FFL, a new UK company, for the purpose of expanding distribution of finished products containing Reducol™ in Europe. (See also "Lifestyle Changes Approach – Nutraceuticals" above.) FFL will initially supply finished products to the Netherlands' largest retailer, Albert Heijn, whose launch of products incorporating Reducol™ was announced by us also in June 2006. The product range, marketed under the Albert Heijn private label brand, will include: a margarine spread, a spoonable yogurt, and 'original' and 'strawberry flavor' yogurt drinks.

In August 2006, we announced that the UK's largest retailer, Tesco, had also launched Fayrefield's Heartfelt Plus Natural Cheese incorporating Reducol™.

In September 2006, we announced that Finland based Kesko has expanded their Pirkka range of products containing Reducol™. The new products, sold under the 'Pirkka' premium brand name, includes a non-dairy margarine and additional yogurt flavors to complement the successful Buckthorn and Raspberry launch in May 2005.

In October 2006, we announced that Champion, based in France (a Groupe Carrefour banner), will be selling five dairy products containing Reducol™. The products include; original and strawberry flavored yogurt drinks, a mixed strawberry and apricot flavored yogurt, and an all natural (fruit base) set yogurt.

In October 2006, we announced the completion of our US Phase II trial for its cholesterol-lowering drug, FM-VP4. The results are anticipated to be released in mid-to-late fourth quarter 2006.

Acquisition of TheraPei Pharmaceuticals Inc. and appointment of Dr. John Nestor as Chief Scientific Officer

In October 2006, we announced that we had signed an agreement to acquire 100% of TheraPei Pharmaceuticals, Inc. (TheraPei) of San Diego, California. TheraPei is a privately held company formed with technology 'spun-out' of Sequenom, Inc. focused on developing novel pharmaceuticals directed at the underlying causes of type II diabetes and related metabolic diseases. We will further develop the technologies along with our existing technologies with Research and Development based in San Diego and our clinical development team in Vancouver. TheraPei's founder, Dr. John Nestor, was appointed as our Chief Scientific Officer on closing.

Consideration for the acquisition will be made on a staged basis commensurate with development of the newly acquired technologies. The acquisition consideration consisted of an upfront payment of approximately US $400,000, the issuance of 94,672 common shares on closing plus future consideration consisting of milestone payments, licensing revenue and/or royalties. Potential milestone payments may reach up to US$50 million based upon the successful completion of key clinical development steps. Dr. Nestor is the majority shareholder of TheraPei and as such, will receive the majority of the acquisition consideration. We also changed the name of TheraPei to Forbes Medi-Tech (Research) Inc.

All consideration will be paid as to a minimum of 80% in our common shares, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash. If regulatory or shareholder approval is not forthcoming, we shall pay cash in lieu of the issuance of shares. We may also elect to pay cash in lieu of the issuance of shares in certain circumstances.

Sale of interest in Phyto-Source joint venture

In March 2006, we sold our interest in Phyto-Source LP, our 50-50 sterol manufacturing joint venture, for US$25 million to Chusei Oil Co. Ltd., the Japanese parent company of our then joint venture partner, Chusei (U.S.A.) Inc. In connection with the sale, we signed a supply agreement with Phyto-Source to provide us with a supply of Reducol™ and other wood sterols for a period of 5 years. We have agreed to buy all of our sterol requirements exclusively from Phyto-Source for the first year. As part of the sale transaction, Phyto-Source paid us the outstanding US$1 million of our original US$4 million loan, and all guarantees provided by Forbes USA to Phyto-Source's lenders for the joint venture's commercial term loan, line of credit and capital equipment lease have been discharged. We have agreed not to compete with Phyto-Source in the manufacturing of wood sterols from tall oil soap, crude tall oil, tall oil pitch or any tall oil material containing phytosterols for 5 years. See also "Lifestyle Changes Approach – Nutraceuticals" above.

Revenue Outlook

The majority of our fiscal 2005 revenue was attributable to our share of revenue realized by Phyto-Source LP, our former 50-50 manufacturing joint venture. With the sale earlier this year of our interest in Phyto-Source LP, our 2006 revenue guidance reflects this change in ownership and the discontinuance of non-branded sterol sales.

We are forecasting growth in Reducol™ sales and other value added products for 2006 with anticipated revenue of $6.0 – $6.5 million, compared to the approximate $3.9 million in 2005, up to a 67% increase. Including anticipated licensing and interest income, the total revenue guidance for 2006 is $7 – $7.5 million. The anticipated growth in revenue is primarily based on contracted and forecasted amounts for Reducol™ for sale into the functional food and dietary supplement markets.

RESULTS OF OPERATIONS

During the quarter ended March 31, 2006, we announced the decision to dispose of our interest in the Phyto-Source joint venture. Our Management Discussion and Analysis will focus on the continuing operations, assets and liabilities of Forbes Medi-Tech Inc. and we will present separately the Phyto-Source operations, assets and liabilities under "Discontinued Operations". In accordance with CICA Handbook Section 3475, the activities relating to the Phyto-Source joint venture operations, assets and liabilities then to be disposed of have been presented as discontinued operations in the consolidated financial statements ended September 30, 2006 and in the following analysis. Results for the prior year have also been reclassified to reflect this treatment.

Summary: ('000's Cdn$ except per share amounts) (unaudited)	3 month period ended- Sept. 30, 2006	3 month period ended- Sept. 30, 2005	9 month period ended- Sept. 30, 2006	9 month period ended- Sept. 30, 2005
Revenues	$ 1,802	$ 1,389	$ 4,438	$ 3,673
Expenses	(5,267)	(5,816)	(17,419)	(16,066)
Loss from continuing operations	$ (3,465)	$ (4,427)	$ (12,981)	$ (12,393)
Provision for income taxes	(4)	–	(81)	–
Net loss from continuing operations	$ (3,469)	$ (4,427)	$ (13,062)	$ (12,393)
Income from discontinued operations, net of current tax expense	–	1,526	305	3,860
Gain from disposal of discontinued operations, net of taxes	–	–	6,627	–
Net loss for the period	$ (3,469)	$ (2,901)	$ (6,130)	$ (8,533)
Loss per share from continuing operations				
Basic and diluted	$ (0.09)	$ (0.13)	$ (0.35)	$ (0.36)
Income per share from discontinued operations				
Basic and diluted	–	0.04	0.01	0.11
Gain per share from disposal of discontinued operations				
Basic and diluted	–	–	0.18	–
Net loss per share				
Basic and diluted	$ (0.09)	$ (0.09)	$ (0.16)	$ (0.25)

Forbes, to date, has focused on the research, development and commercialization of its phytosterol-based businesses and has incurred annual operating losses since its inception. The net loss for the nine months ended September 30, 2006 totaled $6.1 million, primarily resulting from the gain of $6.6 million on the disposal of the discontinued operations and income from discontinued operations of $0.3 million, offset by the loss of $13.1 million from continuing operations. As we continue to develop FM-VP4 and to conduct further research and development of the FM-VPx library of compounds, we expect to continue to report future operating losses from continuing operations. At September 30, 2006 our accumulated deficit was $84.9 million, up from $78.7 million at December 31, 2005.

Results of continuing operations

The following table summarizes our results of continuing operations for the three and nine month periods ended September 30, 2006 and September 30, 2005.

Summary: ('000's Cdn$ except per share amounts) (unaudited)	3 month period ended- Sept. 30, 2006	3 month period ended- Sept. 30, 2005	9 month period ended- Sept. 30, 2006	9 month period ended- Sept. 30, 2005
Revenues	$ 1,802	$ 1,389	$ 4,438	$ 3,673
Expenses	(5,267)	(5,816)	(17,419)	(16,066)
Income taxes	(4)	–	(81)	–
Loss from continuing operations	$ (3,469)	$ (4,427)	$ (13,062)	$ (12,393)
Loss per share from continuing operations-basic and diluted	$ (0.09)	$ (0.13)	$ (0.35)	$ (0.36)

Revenues

Revenues from continuing operations for the three and nine months ended September 30, 2006 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield Ltd. We started to recognize this joint venture revenue in June 2006.

Revenues (summary) ('000's Cdn$) (unaudited)	3 month period ended- Sept. 30, 2006	3 month period ended- Sept. 30, 2005	9 month period ended- Sept. 30, 2006	9 month period ended- Sept. 30, 2005
Sales-phytosterol products	$ 1,030	$ 1,230	$ 3,032	$ 3,226
Sales-finished goods	418	–	467	–
Licensing	29	40	86	116
Phytosterol revenues	1,477	1,270	3,585	3,342
Interest and other	325	119	853	331
Total revenues	$ 1,802	$ 1,389	$ 4,438	$ 3,673

Phytosterol revenues, representing direct sales of phytosterol products, primarily Reducol™, our proportionate share of the Forbes-Fayrefield revenue and the amortization of license fees, made up the majority of our revenue of $1.5 million for the three months ended September 30, 2006 ($1.3 million – direct sales phytosterol products and licensing fees for quarter ended September 30, 2005) and $3.6 million for the nine months ended September 30, 2006 ($3.3 million for the nine months ended September 30, 2005). Licensing revenues are a result of the extension of our supply and licensing agreement with Pharmavite LLC for the continued sale of Reducol™.

Expenses

Total expenses for continuing operations, for the three and nine months ended September 30, 2006 and 2005 are presented below:

Expenses (summary) ('000's Cdn$) (unaudited)	3 month period ended- Sept. 30, 2006	3 month period ended- Sept. 30, 2005	9 month period ended- Sept. 30, 2006	9 month period ended- Sept. 30, 2005
Research & development	$ 1,997	$ 2,587	$ 7,122	$ 8,387
General & administrative	1,243	1,726	5,278	4,105
Cost of sales	1,305	815	3,099	2,105
Marketing, sales & product development	686	652	1,812	1,348
Depreciation & amortization	36	36	108	121
Total expenses	$ 5,267	$ 5,816	$ 17,419	$16,066

Research & development ("R&D") expenses for the three months ended September 30, 2006 totaled $ 2.0 million compared with $2.6 million for the same period in 2005. R&D expenses for the nine months ended September 30, 2006 totaled $7.1 million compared with $8.4 million for the same period in 2005. R&D expenditures in the first nine months of 2006 were similar to the same period in 2005, and were incurred as core research projects are progressed, US based Phase II clinical work on FM-VP4 continues, and work on our Library of Compounds is continued.

For the quarter ended September 30, 2006, $1.2 million (September 30, 2005 - $2.1 million) of R&D costs were incurred on the FM-VP4 project. R&D expenditures on continuing the development of our Library of Compounds were $0.2 million in the quarter ended September 30, 2006 (September 30, 2005 - $0.1 million). Ongoing R&D projects in the nutraceutical area incurred R&D costs of $0.3 million in the quarter ended September 30, 2006, (September 30, 2005 - $0.2 million). Patent and regulatory related costs were $0.3 million in quarter ended September 30, 2006 (September 30, 2005 - $0.2 million). Allocation of stock based compensation to R&D was $0.1 million in quarter ended September 30, 2006 (September 30, 2005 - $0.1 million). R&D expenses for the three months ended September 30, 2006 included $0.1 million (September 30, 2005 - $nil) of Government grants received.

For the nine months ended September 30, 2006, $4.4 million (September 30, 2005 - $6.1 million) of R&D costs were incurred on the FM-VP4 project. R&D expenditures on continuing the development of our Library of Compounds were $0.4 million in the nine months ended September 30, 2006 (September 30, 2005 - $0.4 million). Ongoing R&D projects in the nutraceutical area incurred R&D costs of $0.8 million in the nine months ended September 30, 2006 (September 30, 2005 - $0.5 million). Patent and regulatory related costs were $0.9 million in nine months ended September 30, 2006 (September 30, 2005 - $0.8 million). Allocation of stock based compensation to R&D was $0.8 million in the nine months ended September 30, 2006 (September 30, 2005 - $0.6 million). R&D expenses for the nine months ended September 30, 2006 included $0.2 million (September 30, 2005 - $nil) of Government grants received.

General and administrative expenditures ("G&A") totaled $1.2 million for the three months ended September 30, 2006 compared with $1.7 million for the three months ended September 30, 2005. G&A expenses for the nine months ended September 30, 2006 totaled $5.3 million compared with $4.1 million for the same period in 2005. We recorded an insignificant foreign exchange gain in the three months ended September 30, 2006 compared with an unrealized foreign exchange loss of $0.5 million in the third quarter of 2005. For the nine month period ended September 30, 2006 we recorded an unrealized foreign exchange loss of $1.1 million compared to an unrealized foreign exchange loss of $0.3 million in the first nine months of 2005. Allocation of stock based compensation to G&A was $0.1 million in the quarter ended September 30, 2006 (September 30, 2005 - $0.1 million). Allocation of stock based compensation to G&A was $0.6 million in the nine months ended September 30, 2006 (nine months ended September 30, 2005 - $0.6 million).

Related party transactions included in G&A expenses for the three and nine month periods ended September 30, 2006 were payments for legal services of $36,000 and $144,000, respectively (three and nine month periods ended September 30, 2005 - $54,000 and $162,000, respectively), made to Cawkell Brodie Glaister, LLP, a law firm of which the Company's Corporate Secretary, Nancy Glaister, is a partner.

Until May 18, 2005, the Chair of the Audit Committee, Nitin Kaushal, received $1,000 for each non-meeting day during which he performed Audit Committee services. In the three month period ended September 30, 2005, we paid to Mr. Kaushal, a director of the Company, $2,000 for such services. In the nine month period ended September 30, 2005, we paid to Mr. Kaushal, a director of the Company, $6,000 for such services. Since then, fees for Mr. Kaushal's additional duties as Audit Committee Chair have been included in his remuneration as such. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Cost of sales for the three months ended September 30, 2006 totaled $1.3 million on revenues of $1.5 million, or 88% of revenues, versus $0.8 million on phytosterol revenues of $1.3 million for the three months ended September 30, 2005, or 64% of phytosterol revenues. The increase in percentage is mainly attributable to selling higher cost product acquired in the prior year, and the timing of customer sales.

Cost of sales for the nine months ended September 30, 2006 totaled $3.1 million on revenues of $3.6 million, or 86% of phytosterol revenues, versus $2.1 million on phytosterol revenues of $3.3 million for the nine months ended September 30, 2005, or 63% of phytosterol revenues. The increase in percentage is attributable to selling higher cost product acquired in the prior year, and the timing of customer sales.

Having entered into a long-term supply agreement, at the time of our disposition of Phyto-Source, for the supply of Reducol™ and other wood sterols, we expect to achieve improved cost of sales over time.

Marketing, sales & product development ("Marketing") totaled $0.7 million for the third quarter of 2006 compared with $0.7 million in the same period last year. Marketing expenses for the nine months ended September 30, 2006 totaled $1.8 million compared with $1.3 million for the nine months ended September 30, 2005. The increase is attributable to an increase in staffing levels and additional expenditures associated with the European product launches. Allocation of stock based compensation to Marketing was insignificant in the quarters ended September 30, 2006 and 2005. Allocation of stock based compensation to Marketing was $0.3 million in the nine months ended September 30, 2006 (September 30, 2005 - $0.2 million).

Stock-based compensation expense totaled $0.3 million for the third quarter of 2006, of which $0.3 million relates to employee and an insignificant amount to non-employee option grants compared with $0.3 million in the third quarter of 2005, of which $0.3 million related to employee and an insignificant amount to non-employee option grants. For the nine-month period ended September 30, 2006 stock-based compensation expense totaled $1.7 million of which $1.4 million relates to employee and $0.3 million to non-employee option grants. Of the $1.4 million for the nine months ended September 30, 2005, $1.4 million related to employee and an insignificant amount to non-employee option grants.

For the three and nine month periods ended September 30, 2006 and 2005 this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

Stock based compensation (summary) ('000's Cdn$) (unaudited)	3 month period ended- Sept. 30, 2006	3 month period ended- Sept. 30, 2005	6 month period ended- Sept. 30, 2006	6 month period ended- Sept. 30, 2005
Research and development	$ 137	$ 141	$ 752	$ 603
General and administrative	109	137	618	633
Marketing, sales and product development	50	50	288	208
	$ 296	$ 328	$ 1,658	$ 1,444

LOAN COMMITMENTS, CAPITAL LEASES AND GUARANTEES

From and after the closing date of the sale of our interest in Phyto-Source on March 14, 2006, we no longer have any interest in any Phyto-Source obligations, including the Amegy Bank and capital lease obligations referred to in previous Management Discussion and Analysis. As at the closing date of March 14, 2006, our guarantees of such obligations were released and our agreement to subordinate amounts owing to us by Phyto-Source was terminated.

FFL has a € 300,000 line of credit to support its operations. Security for the line of credit is currently by way of a debenture registered over all of the assets of FFL. No guarantees have currently been provided by us, or by Fayrefield. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 3.0 %) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender. As at September 30, 2006, € 256,200 was drawn under the facility, and FFL was in compliance with all covenants with the Lender.

LIQUIDITY AND CAPITAL RESOURCES:

We finance our operations and capital expenditures through equity offerings, sales revenues and, to a lesser extent, license revenues, government grants and debt.

As at September 30, 2006, our net cash and cash equivalents were $21.0 million compared with $9.3 million as at December 31, 2005. Our working capital at September 30, 2006 was $24.1 million compared with $12.8 million at December 31, 2005. The increase in cash and working capital for the nine months to September 30, 2006 is mainly attributable to the receipt of the proceeds of US$25 million (Cdn$28.9 million, based on then current exchange rates) on the sale of our interest in Phyto-Source.

During the three months ended September 30, 2006, we used $5.4 million of cash for continuing operations compared with $2.5 million of cash used in the quarter ended September 30, 2005. Net cash used in continuing operations for the third quarter of 2006 was primarily a result of the net loss of $3.5 million for the period adjusted for non-cash expenses, and decreases in non-cash operating items of $2.2 million, primarily relating to tax liability payments of $2.2 million. Net cash used in continuing operations for the quarter ended September 30, 2005 was primarily a result of the net loss of $2.9 million for the period, adjusted for non-cash expenses and increases in non-cash operating items of $1.6 million, which was primarily due to increases in accounts payable and accrued liabilities.

During the nine months ended September 30, 2006, we used $19.4 million of cash for continuing operations, compared with $9.7 million used for continuing operations during the nine months ended September 30, 2005. Net cash used in continuing operations for the nine months ended September 30, 2006, was primarily due to the operating loss of $6.1 million, offset by non-cash expenses, and decreases in non-cash operating items of $8.2 million, primarily relating to tax liability payments of $6.0 million, and increases in inventories. Inventories, a non-cash operating asset, have increased in anticipation of future product launches of functional foods containing Reducol™. Net cash used in continuing operations for the nine months ended September 30, 2005, was primarily due to the operating loss of $8.5 million, offset by non-cash expenses, and increases in non-cash operating items of $1.2 million, which was primarily due to increases in accounts payable and accrued liabilities.

Investing activities relating to continuing operations in the quarter ended September 30, 2006 and 2005 were insignificant. Investing activities in the nine months ended September 30, 2006 realized $28.9 million, relating to the proceeds on disposal of our interest in Phyto-Source. Cash provided by investing activities in the nine months ended September 30, 2005, resulted primarily from $6.0 million transferred from short-term investments.

Financing activities relating to continuing operations for the three and nine months ended September 30, 2006 were $0.5 million and $0.7 million respectively, and relate to issuance of common shares on the exercise of options and warrants. Financing activities relating to continuing operations for the three and nine months ended September 30, 2005 were insignificant, and relate to issuance of common shares on the exercise of options.

After taking into consideration the proceeds of sale of our interest in Phyto-Source in March 2006, our planned R&D expenditures in both the pharmaceutical and nutraceutical areas and assuming we do not incur any unanticipated expenses, we consider that our working capital will be sufficient to finance operations through fiscal 2007. We will continue to seek additional funding, primarily by way of equity offerings, to carry out our business plan and to minimize risks to our operations. The market, however, for equity financings for companies such as ours is challenging, and there can be no assurance that additional funding by way of equity financing will be available. The failure to obtain additional funding on a timely basis may result in our having to reduce or delay one or more of our planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing. We may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in certain projects or products. There can be no assurance, however, that any alternative sources of funding will be available.

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm's length basis.

FINANCIAL INSTRUMENTS

In November 2005, we completed a Private Placement raising US$6.0 million (Cdn$7.0 million, before financing costs of Cdn$0.8 million) resulting from the issuance of 6,000 Series B Convertible Preferred Shares with 1,818,182 warrants attached. All 6,000 Series B Convertible Preferred Shares were converted into common shares in 2006. The terms of the Series B Convertible Preferred Shares were that they could be converted at any time, at the option of the holder, without further consideration, into a total of 3,636,363 common shares, at a rate of US$1.65 per common share, subject to adjustment (approximately Cdn$1.93 per common share, based on then current exchange rates). The Series B Convertible Preferred Shares would have matured on October 27, 2008, at which time the Company had the option to redeem any unconverted shares at their issue price or convert the balance of any unconverted Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price.

While the legal form of this financial instrument was that of preferred shares, due to the mandatory redemption on October 27, 2008, the substance of the instrument was that of a financial liability. For accounting purposes, these shares were considered to have both a debt and equity component. The equity component of $2.5 million was recorded in contributed surplus and relates to the fair value of the detachable warrants and to the embedded conversion feature. The proceeds from the issuance of the preferred shares with detachable warrants are allocated to the warrants issued and the embedded conversion feature based on their fair values, and the remaining value of $2.3 million was recorded as a liability. The carrying value of the liability portion was being accreted to its retraction value of $4.1 million, over a period from the date of issuance to its maturity date on October 27, 2008, or until conversion of the preferred shares into common shares. Interest accretion was charged to the statement of operations as interest expense. Of the total financing costs of $1.2 million, $0.8 million was charged to shareholders equity and $0.4 million was capitalized as capitalized financing fees in intangible and other assets and was amortized over a period from the date of issuance to its maturity date, or conversion date, under the effective yield method and charged to the statement of operations as financing fees.

In the quarter ended March 31, 2006, 5,600 Series B Convertible Preferred Shares were converted, resulting in the issue of 3,393,939 common shares. The carrying value of the liability portion was decreased by $2.3 million to reflect the conversion of the shares. In the quarter ended June 30, 2006, the balance of 400 Series B Convertible Preferred Shares were converted, resulting in the issue of 242,424 common shares. The carrying value of the liability portion was decreased by $0.2 million to reflect the conversion of the shares.

The interest accretion of the liability portion for the quarter ended March 31, 2006 was $0.1 million, and was charged to the statement of operations as interest expense. In addition, in the quarter ended March 31, 2006, an amount of $0.3 million of the capitalized financing fees was amortized and recognized as a reduction in share capital resulting from the conversion of the 5,600 Series B Convertible Preferred Shares into common shares. The interest accretion of the liability portion for the quarter ended September 30, 2006 was $nil (nine months ended September 30, 2006 - $0.1 million), and was charged to the statement of operations as interest expense.

Fair value of financial instruments:

Carrying values of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short terms to maturity. It was not practicable to estimate the fair value of the convertible preferred shares, as they were not publicly traded or quoted and an active and liquid market did not exist for investments with similar terms, risks and other features. The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

DISCONTINUED OPERATIONS - PHYTO-SOURCE

The following table summarizes our results of discontinued operations of Phyto-Source for the three and nine months ended September 30, 2006 and September 30, 2005.

As previously disclosed, in February 2006, we announced our decision to dispose of our interest in Phyto-Source, and on March 14, 2006, we finalized an agreement to sell our interest for US$25 million (Cdn$28.9 million, based on then current exchange rates). On the sale, we recognized a net gain of $6.6 million, which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1.7 million, $0.1 million in transaction fees, $7.6 million in income tax expense, less $0.9 million in a future tax liability reversal.

The following tables reflect our proportionate share of the Phyto-Source operations for the period from January 1, 2006 to March 14, 2006 (date of disposal) for the current quarter.

Summary: ('000's Cdn$ except per share amounts) (unaudited)	3 month period ended- Sept. 30, 2006	3 month period ended- Sept. 30, 2005	9 month period ended- Sept. 30, 2006	9 month period ended- Sept. 30, 2005
Revenues	$ –	$ 4,627	$ 2,490	$ 13,793
Expenses	–	(2,768)	(2,044)	(8,420)
Income taxes	–	(333)	(141)	(1,513)
Income from discontinued operations	$ –	$ 1,526	$ 305	$ (3,860)
Gain from disposal of discontinued operations	–	–	$ 6,627	–
Income per share from discontinued operations Basic and diluted	–	$ 0.04	$ 0.01	$ 0.11
Gain per share from disposal of discontinued operations Basic and diluted	–	–	$ 0.18	–

QUARTERLY FINANCIAL INFORMATION

(millions of $ except per share amounts) *(unaudited)*	2006						2005	2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$ **1.8**	$ 1.7	$ 1.0	$ 0.8	$ 1.4	$ 1.3	$ 1.0	$ 0.5
Loss from continuing operations	$ **(3.5)**	$ (6.0)	$ (3.6)	$ (4.1)	$ (4.4)	$ (4.8)	$ (3.2)	$ (3.5)
Income/(loss) from discontinued operations	–	–	$ 0.3	$ (0.2)	$ 1.5	$ 1.6	$ 0.7	$ 1.4
Gain from disposal of discontinued operations	–	–	$ 6.6	–	–	–	–	–
Net income/(loss) for period	$ **(3.5)**	$ (6.0)	$ 3.3	$ (4.3)	$ (2.9)	$ (3.2)	$ (2.5)	$ (2.2)
Loss per share from continuing operations Basic and diluted	$ **(0.09)**	$ (0.17)	$ (0.10)	$ (0.12)	$ (0.13)	$ (0.14)	$ (0.09)	$ (0.10)
Income/(loss) per share from discontinued operations Basic and diluted	–	–	$ 0.01	$ (0.01)	$ 0.04	$ 0.05	$ 0.02	$ 0.04
Gain per share from disposal of discontinued operations Basic and diluted	–	–	$ 0.18	–	–	–	–	–
Net income/(loss) per share Basic and diluted	$ **(0.09)**	$ (0.17)	$ 0.09	$ (0.13)	$ (0.09)	$ (0.09)	$ (0.07)	$ (0.06)

Revenues over the most recent eight quarters include primarily the revenues from sales of our nutraceutical product, Reducol™.

The loss from continuing operations over the most recent eight quarters has been affected largely by the following significant events.

R&D expenditures have been significant since 2003 as we continue to develop FM-VP4, and explore new drug candidates within the VPx Library of Compounds. For the eight quarters outlined above, the R&D expenditures included are as follows: Q4/2004 - $1.7 million, Q1/2005 - $2.0 million, Q2/2005 - $3.3 million, Q3/2005 - $2.4 million, Q4/2005 - $2.5 million, Q1/2006 - $1.9 million, Q2/2006 - $3.0 million, Q3/2006- $2.0 million.

Included in the loss from continuing operations are amounts relating to stock option compensation expense for employees and non-employees of Forbes. The figures included are as follows: Q4/2004 - $0.0 million, Q1/2005 - $0.5 million, Q2/2005 - $0.7 million, Q3/2005 - $0.3 million, Q4/2005 - $0.3 million, Q1/2006 - $0.3 million, Q2/2006 - $1.0 million, Q3/2006 - $0.3 million. The fluctuations in these values are dependent upon our stock prices as listed on the TSX at the grant or valuation date, the stock's volatility for the option life or vesting term, and the number of options granted in a given period.

In addition, in Q2-06, an unrealized foreign exchange loss of $1.0 million was recognized in the loss from continuing operations.

SELECTED ANNUAL INFORMATION

The following table sets out our key annual information for the last three year-ends, December 31, 2005, December 31, 2004 and December 31, 2003.

Summary: (millions of $ except per share amounts and number of shares)	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Revenues	$ 4.5	$ 3.0	$ 3.7
Expenses	(20.9)	(15.2)	(10.5)
Other income	–	–	2.2
Loss from continuing operations	$ (16.4)	$ (12.2)	$ (4.6)
Income from discontinued operations	$ 3.6	$ 4.2	$ 2.4
Net loss for the year	$ (12.8)	$ (8.0)	$ (2.2)
Loss per share from continuing operations			
Basic and diluted	$ (0.48)	$ (0.38)	$ (0.19)
Income per share from discontinued operations			
Basic and diluted	$ 0.10	$ 0.13	$ 0.10
Net loss per share			
Basic and diluted	$ (0.38)	$ (0.25)	$ (0.09)
Weighted average number of shares	34,057,703	31,945,477	24,449,696
Total assets - continuing operations	$ 17.8	$ 19.5	$ 12.0
Total assets - discontinued operations	18.2	19.1	16.4
TOTAL ASSETS	$ 36.0	$ 38.6	$ 28.4
Long term liabilities - continuing operations	$ 1.8	$ 0.7	$ 0.9
Long term liabilities - discontinued operations	0.3	0.8	1.1
TOTAL LONG-TERM LIABILITIES	$ 2.1	$ 1.5	$ 2.0
Liability component of preferred shares	$ 2.3	–	–
Accumulated deficit	$ (78.7)	$ (65.9)	$ (57.9)

For details and more detailed comparisons regarding revenues, expenses, other income, income taxes and our assets and liabilities, see our consolidated financial statements for the year ended December 31, 2005 and the notes thereto.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") is described in Note 19 to the consolidated financial statements for the year ended December 31, 2005.

In preparing our consolidated financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Significant estimates are used for, but not limited to, assessment of the net realizable value of long-lived assets, accruals for contract manufacturing and research and development agreements, allocation of costs to manufacturing, taxes and contingencies. The significant accounting policies which we believe are the most critical to assist in fully understanding and evaluating our reported financial results follow. Note 2 to the consolidated financial statements for the year ended December 31, 2005 should be read in conjunction with this Management Discussion & Analysis for a more comprehensive outline of our significant accounting policies.

Research and Development All research costs are expensed as incurred. Development costs are expensed in the period incurred unless we believe a development project meets stringent criteria for deferral and amortization. No development costs have been deferred to date.

Revenue recognition We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

Foreign currency translation Our functional and reporting currency is the Canadian dollar. Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Any gains or losses resulting on translation have been included in the determination of income.

Stock-based compensation We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates, which is described in note 10 (g) of the annual consolidated financial statements. Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments". Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued (see note 10(i) of the December 31, 2005 consolidated financial statements).

We account for all options granted to non-employees under the fair value based method. Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

Income taxes: Income taxes are reported using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Income taxes are recorded based on enacted or substantially enacted income tax rates. A valuation allowance is recorded for the portion of the future income tax assets for which the realization of value is not considered to be more likely than not.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of November 13, 2006 was 38,402,100 and has increased by 272,172 from September 30, 2006 as a result of the issuing of 177,500 shares on the exercise of options and 94,672 shares on the acquisition of TheraPei Pharmaceuticals Inc. The number of options outstanding under our 2000 Stock Option Plan as of November 13, 2006 was 4,589,125 and has decreased by 116,250 since September 30, 2006 due to the granting of an additional 80,000 options less the exercise of 177,500 options and the cancellation of 18,750 options. These options entitle the holders to purchase a total of 4,589,125 common shares at varying prices.

In addition, we have 3,762,008 warrants outstanding of which 1,689,281 entitle the holders to purchase up to 1,689,281 common shares at a price of US$2.40 per share (expiring on January 6, 2007) and 2,072,727 entitle the holders to purchase up to 2,072,727 common shares at a price of US$2.06 per share (expiring on October 26, 2010). All such warrants may be exercised on a cashless basis at the option of the holder. Also, we may be required to issue to the University of British Columbia ("UBC") 25,000 common shares under certain circumstances, pursuant to our remaining 1995 technology license with UBC. Finally, we have adopted a Share Rights Plan pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances.

Additional information relating to Forbes, including our Annual Information Form, can be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS
AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management's Discussion and Analysis contains forward-looking statements. Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, revenue, financings, operations, partnerships, products, services and research & development; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance. Forward-looking statements generally are identified by the words "forecasting", "vision", "strategy", "to develop", "believe", "goal", "plans", "anticipated", "objective", "expected", "expects", "potential", "continues" "revenue guidance", "next", "intend", and similar expressions or variations thereon, by reference to future dates or events, or that events or conditions "will," "may," "could" or "should" occur. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements by us and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, some of which are listed below. Forward-looking statements are based on the beliefs, opinions and expectation of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements.

We are subject to significant risks and past performance is no guarantee of future performance. We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. The following offers a brief overview of some of the risk factors to be considered in relation to our business. This list is not exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time:

- **Need for Additional Funds** As at September 30, 2006, we had an accumulated deficit of $84.9 million. We will be expending substantial funds in 2006 and beyond. We believe our existing capital resources are adequate to fund our current plans for research and development and operating activities through fiscal 2007. We may need to obtain additional financing prior to that time. We will continue to seek additional funding, primarily by way of equity offerings, to carry out our business plan and to minimize risks to our operations, and to provide us with necessary capital to continue our operations. The market, however, for equity financings for companies such as ours is challenging, and there can be no assurance that additional funding by way of equity financing will be available. The failure to obtain additional funding on a timely basis may result in our having to reduce or delay one or more of our planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing. We may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in certain projects or products. There can be no assurance, however, that any alternative sources of funding will be available.

- **Dependence Upon a Few Customers and Products** We expect that most of our revenue for 2006 will be earned from sales to a few customers. Any material change in the relationship with such customers, the customer's projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations.

- **Development and Commercialization of Pharmaceutical and Nutraceutical Products** To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more products. While we are marketing our phytosterols, including Reducol™, sales have only commenced in recent years and such products are still relatively new on the market. The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industry which is highly speculative in nature. Potential products that appear to be promising in various stages of development, including without limitation, FM-VP4, Vivola™, soft gel capsules, and finished products containing Reducol™ may not reach the market, or if reached, may not achieve profitable sales levels, for a number of reasons such as:
    - ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials
    - inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials or to manufacture, label, advertise, make claims for and sell our products
    - costs or other factors which may make manufacturing or marketing of products impractical and non-competitive
    - unacceptability of the products in the market place
    - inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products
    - the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products
    - the risk of obsolescence of our technology
    - insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms
    - clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger or subsequent clinical trials. In particular, the U.S. Phase II clinical trial of FM-VP4 currently underway may not be completed as planned and may not achieve anticipated results.

- **Competition** We have a number of competitors, some of whom are better able to commercialize their products, which could render our products obsolete or uncompetitive prior to recovering our expenses. We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.

- **Risks Related to Strategic Relationships and Supply Sources** We are dependent upon strategic relationships, and in particular, on Phyto-Source LP to manufacture product for supply to our customers and on Fayrefield Foods Ltd. to distribute finished product containing Reducol™ in Europe The breakdown of these relationships may negatively affect our future revenues and business.

- **Future Revenues and Profitability are Uncertain**   Our future revenues and profitability are uncertain for a number of reasons, such as the future demand for our products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

- **Currency Fluctuation** We conduct and will conduct further business in foreign currency, hence, we are and will continue to be exposed to foreign currency fluctuations. At present, we do not have any plans to hedge against any currency risk.

- **The Company has a History of Losses**   For the period ended September 30, 2006 we reported a loss from continuing operations of $3.5 million and an accumulated deficit of $84.9 million. We anticipate that we will continue to incur significant losses during fiscal 2006 and that we will not reach profitability until after further successful and profitable commercialization of our products. Even then, the initial losses incurred by us may never be recovered. There can be no assurance that any of our recently launched products or products currently under development will be commercially successful.

- **Need for Growth** We intend to launch a series of products over the next few years, however, there is no assurance that our resources will be able to adequately respond to support such growth.

- **Dependence upon Key Personnel** Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon our ability to attract and retain highly qualified scientific and management personnel. Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them.

- **Product Liability, Negative Publicity and Insurance** We are exposed to the risk of product liability claims for the use of our products. Our insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss and may affect our ability to maintain and obtain adequate future insurance coverage. Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about us and the safety or efficacy of our products.

- **Political and Economic Risks** We conduct business in foreign countries and are seeking business opportunities worldwide. In addition, we expect to continue to source all of our supply of phytosterols from manufacturing facilities in the United States. Changes in government, economic and political policies may adversely affect our business and operating results.

- **Environmental Risks** We are subject to laws and regulations governing hazardous by-products and we may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and we could be liable for any resulting damages, which may exceed our resources.

- **Inflation** The impact of inflation on our operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and other uncertainties are more fully described in our filings with the SEC (see www.sec.gov/edgar.shtml), OSC, and BCSC (see www.sedar.com), including, without limitation, in our annual reports/annual information forms on Form 40-F. Forward-looking statements are based on beliefs, opinions and expectations of our management at the time they are made and we do not assume any obligation to update our forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

November 14, 2006

Form 52-109F2 *Certification of Interim Filings*

I, Charles A. Butt, Chief Executive Officer of Forbes Medi-Tech Inc. (the issuer), certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Forbes Medi-Tech Inc., for the interim period ending September 30, 2006;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 14, 2006

"Charles A. Butt"
Charles A. Butt
Chief Executive Officer

Form 52-109F2 *Certification of Interim Filings*

I, David Goold, Chief Financial Officer of Forbes Medi-Tech Inc. (the issuer), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Forbes Medi-Tech Inc., for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 14, 2006

"David Goold"
David Goold
Chief Financial Officer